Exhibit 99.1

Alterity Therapeutics to Participate in Two Upcoming Investor Conferences

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 22 November 2021: Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative conditions, today announced that David Stamler, M.D., Chief Executive Officer will participate in two upcoming virtual investor events:

MST Financial Lifesciences & Biotech Fourm

Wednesday, November 24th at 5:20 p.m. PST (U.S.) / Thursday, November 25th at 12.20 pm AEST

A link to the live and recorded webcast will be available on the Alterity website.

Benchmark Company Discovery One-on-One Investor Conference

Thursday, December 2nd (U.S.) / Friday, December 3rd (Australia)

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company’s lead asset, ATH434, has the potential to treat various Parkinsonian disorders. Alterity also has a broad drug discovery platform generating patentable chemical compounds to intercede in disease processes. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s web site at www.alteritytherapeutics.com.

Authorisation & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Contact: Investor Relations

Australia	US
Rebecca Wilson	Remy Bernarda
E: WE-AUAlterity@we-worldwide.com	remy.bernarda@iradvisory.com
Tp: +61 417 382 391	Tp: +1 (415) 203-6386